FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration  N° 0114

                                                                                                                                          Santiago, January 29, 2015

Ger. Gen. N°  005/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

In its session held today, Endesa Chile’s Board of Directors adopted the following agreements:

a.- Investment evaluation of the HidroAysén Project

In May 2014, the Minister Committee revoked the Environmental Qualification Resolution (“RCA”, in its Spanish acronym) of the HidroAysén project. It is public knowledge that this decision has been appealed to the tribunal of Valdivia and Santiago. Recently, on January 28th, Endesa Chile  was informed that the request of water rights made by Centrales Hidroeléctricas de Aysén S.A. in 2008, was partially denied.

Endesa Chile expressed its intention to continue defending the water rights and the environmental qualification given to the project in the corresponding instances, by continuing legal actions already initiated or by implementing new administrative or judicial actions to this purpose. Endesa Chile maintains the conviction that the hydraulic resources of the Aysén region are important for the country energy development.

However, in the current situation, there is uncertainty about the recoverability of the investment made so far in HidroAysén since it depends on judicial decisions and definitions on matters that are in the agenda of energy that today we are not able to anticipate. The project is not part of  the immediate projects of Endesa Chile´s portfolio.

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

As a consequence, Endesa Chile decided to register an impairment of Ch$ 69,066 million  (approximately US$ 121 million) for its participation in HydroAysén S.A., which affects the company’s 2014 year end net income .

b.- Punta Alcalde project evaluation

Punta Alcalde project has its “RCA” approved for the generation project (reaffirmed with additional requirements by the Supreme Court in January 2014). In order  to complete its environmental approval, it is necessary the approval from the Environmental Impact Assessment (EIA) associated with the transmission line.

Endesa Chile's engineering team, with the support of ours experts in coal technology,  have studied the possibilities to adapt Punta Alcalde in order to make it a profitable and technologically more sustainable project. The conclusion reached is that such adaptations would imply major modifications to the approved RCA with difficult processing.

Therefore, the Company has decided to stop the development of Punta Alcalde project as well as the Punta Alcalde - Maitencillo transmission project. The Company is waiting to clarify the uncertainty about its profitability, and has recorded the value of a non-recoverable asset impairment of Ch$ 12,582 million (approximately US$ 22 million), which affects the Company´s 2014 year end net income in the amount of Ch$ 9,184 million.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:         Distribution list

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

DISTRIBUTION LIST

c.c.: - Superintendent of Pensions

 -    Santiago Stock Exchange - General Management

 -    Electronic Exchange of Chile - General Management

 -    Valparaiso Stock Exchange of - General Management

 -    Fitch Ratings Risk Ltda. - General Management

 -    Feller Rate Risk Rating Ltda -. (At .: Mr. Nicholas Martorell)

 -    Risk Classification Commission - General Management (At. : Alejandro Muñoz)

 -    Bondholders (At. : Mr. Andrés Sepúlveda)

 -    Central Securities Depository - General Management

 -    Endesa SA - Secretary General Board (Mr. Salvador Montejo)

 -    Enersis SA - General Management

 -    Enersis SA – Legal

 -    Enersis SA - Audit

 -    Enersis SA - Regional Finance

 -    Enersis SA - Communications

 -    Enersis SA - Compliance and Capital Markets

 -    Endesa Chile - Administration and Finance

 -    Endesa Chile - Regional Management Engineering, projects and R + D

 -   Endesa Chile - Communications

 -    Endesa Chile - Accountanting

 -    Endesa Chile - Legal

     Endesa Chile - Investor Relations

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ FERNANDO GARDEWEG R.
Fernando Gardeweg R. Chief Financial Officer

Dated: January 29, 2015